Consolidated Balance Sheets

	June 30, 2005	December 31, 2004

(All amounts in United States of America dollars except share amounts)	(unaudited)

Assets
Current assets
Cash and cash equivalents	$13,132,675	$12,889,335
Accounts receivable, net of allowance of $240,802 (2004 - $154,108)	3,563,514	5,570,869
Accounts receivable from related party	-	43,629
Prepayments and deposits	589,935	414,994
Total current assets	17,286,124	18,918,827
Capital assets - net (note 4)	1,080,853	1,087,957
Intangible assets - net (note 5)	3,083,222	1,692,087
Other deferred costs (note 3)	75,851	-
Investment in significantly influenced company (note 8)	-	-
	$21,526,050	$21,698,871

Liabilities and shareholders' equity
Current liabilities
Accounts payable and accrued liabilities (note 13)	$2,912,016	$3,081,280
Deferred revenue	1,543,962	2,704,105
Current portion of other long-term liabilities	65,793	71,969
Total current liabilities	4,521,771	5,857,354
Other long-term liabilities	58,597	92,361
	4,580,368	5,949,715

Contingent liabilities and guarantees (note 10)

Shareholders' equity
Share capital (note 7)
Unlimited number of Class A, 9% convertible, preferred
shares authorized and no shares issued or outstanding	-	-
Unlimited number of common shares, no par value, authorized,
46,239,168 (2004 - 45,225,190) issued and outstanding	109,268,622	106,025,634
Additional paid-in capital	2,114,190	2,114,190
Accumulated deficit	(93,621,983)	(91,927,031)
Accumulated other comprehensive loss	(815,147)	(463,637)
	16,945,682	15,749,156
	$21,526,050	$21,698,871

See accompanying notes to consolidated financial statements.

10 SECOND QUARTER REPORT

Consolidated Statements of Loss
	Three Months Ended June 30,		Six Months Ended June 30,
(All amounts in United States of America dollars except share amounts) (Unaudited)	2005	2004	2005	2004
Revenue
License and implementation fees	$2,937,341	$3,311,669	$5,629,728	$6,282,280
Other product revenue	206,922	102,228	384,596	160,914
	3,144,263	3,413,897	6,014,324	6,443,194

Cost of sales
License and implementation fees	70,669	110,428	134,040	204,746
Other product costs	65,691	22,669	155,555	44,408
	136,360	133,097	289,595	249,154
Gross margin	3,007,903	3,280,800	5,724,729	6,194,040

Operating expenses

Selling general and administrative	(2,307,285)	(2,242,699)	(5,144,084)	(5,513,736)
Litigation and legal	(264,839)	(248,743)	(504,227)	(389,751)
Gain on settlement of litigation (note 10)	1,415,616	-	1,415,616	-
Product research and development	(1,239,041)	(289,071)	(2,230,542)	(1,018,723)
Depreciation and amortization	(284,602)	(241,961)	(552,456)	(461,006)
Impairment of note receivable (note 8)	(250,000)	-	(250,000)	-
Operating income (loss) before undernoted	77,752	258,326	(1,540,964)	(1,189,176)
Interest on capital lease obligation	(2,989)	(3,640)	(3,924)	(3,972)
Other interest expense	-	(11,842)	(273)	(26,767)
Interest income and other income	75,202	11,264	181,018	16,969
Equity interest in loss of significantly influenced company (note 8)	-	-	-	-
Income (loss) before income taxes	149,965	254,108	(1,364,143)	(1,202,946)
Income taxes	(330,809)	-	(330,809)	-
Net income (loss)	$(180,844)	$254,108	$(1,694,952)	$(1,202,946)
Basic and diluted income (loss) per share (note 13)	$(0.00)	$0.01	$(0.04)	$(0.03)
Weighted average common shares	46,237,322	39,492,560	46,038,432	39,394,876
Common shares outstanding, end of period	46,239,168	39,492,560	46,239,168	39,492,560

See accompanying notes to consolidated financial statements.

Zi Corporation 2005 11

Consolidated Statements of Cash Flows
	Three Months Ended June 30,		Six Months Ended June 30,
(All amounts in United States of America dollars) (Unaudited)	2005	2004	2005	2004
Net cash flow from (used in) operating activities:
Net income (loss)	$(180,844)	$254,108	$(1,694,952)	$(1,202,946)
Items not affecting cash:
Loss on dispositions of capital assets	1,650	2,638	2,166	2,790
Depreciation and amortization	285,296	241,961	562,576	461,006
Non-cash compensation expense	-	50,593	-	1,017,451
Non-cash consultant compensation expense	-	12,715	-	447,872
Decrease (increase) in non-cash working capital (note 13)	(2,582,228)	(478,485)	531,302	(1,055,688)
Cash flow from (used in) operating activities	(2,476,126)	83,530	(598,908)	(329,515)

Cash flow from (used in) financing activities:
Proceeds from issuance of common shares, net of issuance costs	39,719	-	2,244,852	202,047
Payment of capital lease obligations	(3,965)	(9,008)	(10,057)	10,715
Cash flow from (used in) financing activities	35,754	(9,008)	2,234,795	212,762
Cash flow from (used in) investing activities:
Purchase of capital assets	(79,630)	(12,042)	(119,271)	(12,896)
Software development costs	(32,257)	(866,804)	(357,566)	(870,184)
Other deferred costs	(91,068)	-	(105,734)	-
Acquisition of subsidiary	-	-	(458,466)	-
Cash flow used in investing activities	(202,955)	(878,846)	(1,041,037)	(883,080)

Effect of foreign exchange rate changes on cash and cash equivalents	(107,562)	(2,943)	(351,510)	(4,506)
Net cash inflow (outflow)	(2,750,889)	(807,267)	243,340	(1,004,339)
Cash and cash equivalents, beginning of period	15,883,564	2,169,813	12,889,335	2,366,885
Cash and cash equivalents, end of period	$13,132,675	$1,362,546	$13,132,675	$1,362,546

Non-cash financing activity
Equipment acquired under capital lease	$-	$-	$-	$29,188

Components of cash and cash equivalents
Cash	$3,305,843	$1,362,546	$3,305,843	$1,362,546
Cash equivalents	$9,826,832	$-	$9,826,832	$-

Supplemental cash flow information
Cash paid for interest	$2,989	$15,482	$4,197	$30,739

See accompanying notes to consolidated financial statements.

12 SECOND QUARTER REPORT

Notes to the Consolidated Financial Statements
For the three and six months ended June 30, 2005 (All amounts expressed in United States of America dollars except share amounts) (unaudited)

1. Nature of Operations

Zi Corporation (the "Company" or "Zi") is incorporated under the Business Corporations Act of Alberta. Zi develops software designed to enhance the usability of mobile and consumer electronic devices. Through its e-Learning business segment which includes Oztime, English Practice and an equity interest in Magic Lantern Group, Inc. ("MLG"), the Company is also involved in e-Learning technology, content and customer service as well as educational content and distribution channels to offer learning management systems, interactive online courses and network education solutions to meet diverse client requirements.

2. Significant Accounting Policies

The accompanying consolidated financial statements are prepared by management in conformity with accounting principles generally accepted in the United States of America ("US GAAP"), which conforms in all material respects with Canadian generally accepted accounting principles ("Canadian GAAP"), except as disclosed in note 12. The accounting policies used in preparing these interim consolidated financial statements are consistent with those used in the preparation of the 2004 annual consolidated financial statements, however, they do not include all disclosures normally provided in annual consolidated financial statements and should be read in conjunction with the 2004 annual consolidated financial statements. In management's opinion, the unaudited consolidated financial statements include all adjustments necessary to present fairly such information. Interim results are not necessarily indicative of the results expected for the fiscal year.

Prior to December 31, 2003, the primary consolidated financial statements of the Company were prepared in accordance with Canadian GAAP with annual reconciliation of the Company's financial position and results of operations to US GAAP. Management elected to report in conformity with US GAAP as of December 31, 2003 to provide information on a more comparable basis with Zi's industry peers and to better assist with the understanding of the financial statements to the majority of their users, who are primarily in the United States of America. Effective March 31, 2004, the Company initiated reporting its consolidated financial statements in US dollars, with comparative periods restated to US dollars.

As part of the preparation of US GAAP consolidated financial statements, certain additional disclosures, as compared to the previously issued Canadian GAAP consolidated financial statements, were required. As part of the additional disclosures, the Company re-established the previously reduced December 31, 1997 stated capital. The stated capital was reduced by the December 31, 1996 deficit of $24,339,036, as allowed under Canadian GAAP but not under US GAAP. The result has no effect on shareholders' equity as at June 30, 2005 and December 31, 2004. In addition, costs of start-up activities and organizational costs are expensed as incurred under US GAAP. Previously capitalized start-up costs recorded in 1999, related to the start-up of Beijing Oz Education Network Ltd., and the related amortization expense recognized in subsequent years, have been excluded and these costs were expensed in the year they were incurred.

Other revisions to disclosures throughout the consolidated balance sheets, statements of loss, shareholders' equity, cash flow and notes have been amended to comply with US GAAP requirements, including comparative disclosures.

Note 12 includes explanations of material differences to Canadian GAAP, a reconciliation of net loss under US GAAP to net loss using Canadian GAAP for all periods presented and relevant Canadian GAAP disclosure not already reflected in these consolidated financial statements.

Zi Corporation 2005 13

Notes to the Consolidated Financial Statements
For the three and six months ended June 30, 2005 (All amounts expressed in United States of America dollars except share amounts) (unaudited)

Comprehensive income (loss)
Statement of Financial Accounting Standard ("SFAS") No. 130, "Reporting Comprehensive Income", establishes standards for the reporting and display of comprehensive income and its components in general-purpose financial statements. Comprehensive income is defined as the change in net assets of a business enterprise during a period from transactions and other events and circumstances from non-owner sources, and includes all changes in equity during a period except those resulting from investment by owners and distributions to owners. Comprehensive income (loss) includes foreign currency translation adjustments. The Company's total comprehensive income (loss) was as follows

	Three Months Ended June 30,		Six Months Ended June 30,
	2005	2004	2005	2004
Other comprehensive income (loss)
Foreign currency loss	$(107,562)	$(2,943)	$(351,510)	$(4,506)
Other comprehensive loss	(107,562)	(2,943)	(351,510)	(4,506)
Net income (loss) for the period	(180,844)	254,108	(1,694,952)	(1,202,946)
Comprehensive net income (loss) for the period	$(288,406)	$251,165	$(2,046,462)	$(1,207,452)

Stock-based compensation plan
As permitted under SFAS No. 123, "Accounting for Stock-Based Compensation", in accounting for the grant of the Company's employee and director stock options, the Company has elected to use the intrinsic value method, following Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees", and related interpretations. Under APB No. 25, companies are not required to record any compensation expense relating to the grant of options to employees or directors where the awards are granted upon fixed terms with an exercise price equal to fair value at the date of grant and the only condition of exercise is continued employment. The Company accounts for restricted stock units ("RSU's") in accordance with SFAS No. 123, whereby the intrinsic value method is used and the related compensation expense is recognized over the vesting period.

The Company has a stock-based compensation plan, which is described in note 7. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital. If stock or stock options are repurchased from employees, the excess of the consideration paid over the carrying amount of the stock or stock option cancelled is charged to retained earnings.

Under SFAS No. 123, as amended by SFAS No. 148, "Accounting for Stock-based Compensation - Transition and Disclosure, an Amendment of the Financial Accounting Standards Board ("FASB") Statement No. 123", companies that elect a method other than the fair value method of accounting are required to disclose pro forma net loss and loss per share information, using an option pricing model such as the Black-Scholes model, as if the fair value method of accounting had been used. Had compensation cost for the Company's employee stock option plan been determined by this method, Zi's net loss and loss per share would have been as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2005	2004	2005	2004
Net income (loss):		Restated (1)		Restated (1)
As reported	$(180,844)	$254,108	$(1,694,952)	$(1,202,946)
Add : stock compensation expense included in net loss	-	-	-	-
Less: total stock compensation expense	(1,135,927)	(572,452)	(1,987,239)	(1,554,202)
Pro forma	(1,316,771)	(318,344)	(3,682,191)	(2,757,148)
Net income (loss) per common share:
As reported, basic and diluted	$(0.00)	$0.01	$(0.04)	$(0.03)
Stock compensation expense, basic and diluted	(0.02)	(0.02)	(0.04)	(0.04)
Pro forma, basic and diluted	$(0.03)	$(0.01)	$(0.08)	$(0.07)
Stock options and RSU's issued during period	404,500	104,500	579,375	1,436,000
Weighted average fair value of stock options granted during the period	$2.24	$0.92	$2.57	$0.96

14 SECOND QUARTER REPORT

Notes to the Consolidated Financial Statements
For the three and six months ended June 30, 2005 (All amounts expressed in United States of America dollars except share amounts) (unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2005	2004	2005	2004
Risk free interest rate	3.31%	3.90%	3.25%	3.34%
Expected life in years	3.98	3.91	3.55	3.53
Expected dividend yield	0%	0%	0%	0%
Expected volatility	116%	46%	115%	45%

(1) At December 31, 2004, the Company's stock based compensation expense has been reallocated to better reflect the variety of vesting periods of its stock option grants. In the first six months of 2004, the determination of the stock based compensation expense was based on amortization periods that did not best reflect the variety of vesting periods for the associated stock option grants. Accordingly, the Company has restated stock compensation expense and the appropriate related balances for the three and six month periods ended June 30, 2004 as follows:

	Three Months Ended June 30,	Six Months Ended June 30,
	2004	2004
Pro forma net loss as previously stated	$(370,199)	$(2,394,631)
Stock compensation expense as previously stated	624,307	1,191,685
Restatement of stock compensation expense	(572,452)	(1,554,202)
Restated pro forma net loss	$(318,344)	$(2,757,148)
Pro forma net loss per share as previously stated, basic and diluted	$(0.01)	$(0.06)
Restatement of stock compensation expense, basic and diluted	-	(0.01)
Restated pro forma net loss per share, basic and diluted	$(0.01)	$(0.07)

Recent pronouncements
In May 2005, the FASB, as part of an effort to conform to international accounting standards, issued SFAS No. 154, "Accounting Changes and Error Corrections," which is effective for the Company beginning on January 1, 2006. SFAS No. 154 requires that all voluntary changes in accounting principles are retrospectively applied to prior financial statements as if that principle had always been used, unless it is impracticable to do so. When it is impracticable to calculate the effects on all prior periods, SFAS No. 154 requires that the new principle be applied to the earliest period practicable. The adoption of SFAS No. 154 is not anticipated to have a material effect on our financial position or results of operations.

To assist in the implementation of SFAS No. 123, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 107, "Share-Based Payment". While SAB No. 107 addresses a wide range of issues, the largest area of focus is valuation methodologies and the selection of assumptions. Notably, SAB No. 107 lays out simplified methods for developing assumptions. In addition to providing the SEC staff's interpretive guidance on SFAS No. 123(R), SAB No. 107 addresses the interaction of SFAS No. 123(R) with existing SEC guidance. In April 2005, the SEC delayed the effective date of SFAS No. 123(R). SFAS No. 123R will now be effective for Zi as of the interim reporting period beginning January 1, 2006. The Company is reviewing the standard and guidance to determine the potential impact, if any, on our consolidated financial statements.

In March 2005, the FASB issued FASB Interpretation No. ("FIN") 46(R)-5,"Implicit Variable Interests under FASB Interpretation No. 46(R) or Consolidation of Variable Interest Entities" to address whether a company has a implicit variable interest in a VIE or Potential VIE where specific conditions exist. The guidance describes an implicit variable interest as an implied financial interest in an entity that changes with changes in fair value of the entity's net assets exclusive of variable interests. An implicit variable interest acts the same as an explicit variable interest except it involves the absorbing and or receiving of variability directly from the entity. Restatement to the date of initial adoption of FIN 46(R) is permitted but not required. The Company is reviewing the guidance to determine the potential impact, if any, on its consolidated financial statements.

Zi Corporation 2005 15

Notes to the Consolidated Financial Statements
For the three and six months ended June 30, 2005 (All amounts expressed in United States of America dollars except share amounts) (unaudited)

3. Acquisitions and Disposition

Acquisitions are accounted for using the purchase method with results from operations included in these consolidated financial statements from the date of acquisition.

Acquisition - Decuma

On January 26, 2005, the Company purchased the assets of Decuma AB ("Decuma"), a Swedish company specializing in developing and marketing handwriting recognition software. The Company has accounted for the purchase under the purchase method of accounting. As part of the acquisition, the Company acquired Decuma's intellectual property and customer agreements. Patents and trademarks are amortized over 11 years. Customer agreements are amortized over the remaining life of the agreement (up to 55 months). The purchase price consideration included 146,929 common shares of the Company with a value of $1.0 million, cash consideration of $175,254 to settle certain working capital related adjustments and other costs and fees related to the purchase in the amount of $281,348 for a total acquisition cost of $1,456,602.

Through an assessment process carried out by the Company upon completion of this acquisition, it was decided that a certain senior management position in Decuma was redundant. Included in the purchase price is $200,000 to involuntarily terminate this position.

The purchase price is allocated as follows:

Net assets acquired:
Non-cash working capital deficiency	$(15,334)
Capital assets	49,821
Customer agreements	187,100
Patents and trademarks	1,235,015
$1,456,602

Pro forma information has not been presented showing the effect of a January 1, 2005 acquisition on the current year's results as the effect is not material. The following summarized unaudited pro forma information assumes the acquisition had occurred on January 1, 2004:

	Three Month Ended	Six Months Ended
	June 30, 2004	June 30, 2004
Pro forma information:
Revenue	$3,614,731	$6,778,142
Net income (loss)	56,621	(1,933,481)
Income (loss) per share - basic and diluted	$0.00	$(0.05)

The pro forma results do not purport to be indicative of results that would have occurred had the acquisition been in effect for the period presented, nor do they purport to be indicative of the results that would be obtained in the future.

Archer Education Group Inc.

The Company incorporated Archer Education Group Inc. ("Archer") in February 2005 and with initial start-up capital and through subsequent dilution, Zi holds an approximate 26 percent interest in Archer. Transactions conducted by Archer represent a yet to be completed series of transactions, wherein Zi expects to sell its e-Learning business segment to Archer in exchange for a non-controlling equity interest. The Company will equity account for Archer upon completion of the transactions. The Company has recorded costs associated with this proposed transaction in other deferred costs.

16 SECOND QUARTER REPORT

Notes to the Consolidated Financial Statements
For the three and six months ended June 30, 2005 (All amounts expressed in United States of America dollars except share amounts) (unaudited)

4. Capital Assets
		Accumulated	Net book
	Cost	amortization	value

June 30, 2005
Computer and office equipment	$3,178,723	$2,282,214	$896,509
Leasehold improvements	518,687	334,343	184,344
	$3,697,410	$2,616,557	$1,080,853
December 31, 2004
Computer and office equipment	$3,041,544	$2,188,900	$852,644
Leasehold improvements	527,452	292,139	235,313
	$3,568,996	$2,481,039	$1,087,957

5. Intangible Assets
		Accumulated	Net book
	Cost	amortization	value

June 30, 2005
Patent and trademarks	$1,655,715	$368,684	$1,287,031
Customer Agreements	168,985	18,435	150,550
Software development costs	8,660,443	7,014,802	1,645,641
	$10,485,143	$7,401,921	$3,083,222
December 31, 2004
Patent	$547,709	$298,155	$249,554
Software development costs	8,281,828	6,839,295	1,442,533
	$8,829,537	$7,137,450	$1,692,087

During the three and six month periods ended June 30, 2005, $32,257 and $357,566 (June 30, 2004 - $866,804 and $870,184 respectively) of software development costs were deferred and are being amortized using the straight-line method over a three-year economic life. Amortization for the three and six month periods ended June 30, 2005 includes $145,666 and $287,961, respectively, of amortization of deferred software development costs and $51,129 and $100,585, respectively, of amortization of patents and trademarks and customer agreements. Amortization for the three and six month periods ended June 30, 2004 includes $140,821 and $249,233, respectively, of amortization of deferred software development costs and $11,424 and $23,092, respectively, of amortization of patents.

The following is the estimated amortization expense of intangible assets for each of the next five years:

2006	$898,639
2007	604,829
2008	358,114
2009	137,307
2010	115,800
Total	$2,114,689

Zi Corporation 2005 17

Notes to the Consolidated Financial Statements
For the three and six months ended June 30, 2005 (All amounts expressed in United States of America dollars except share amounts) (unaudited)

6. Notes Payable

On December 19, 2003, the Company borrowed $1,000,000 through the issuance of a demand loan payable. The note payable terms included interest at the prime rate plus one percent, payable monthly. The facility was secured by a pledge of five million shares of MLG, held by the Company. On July 20, 2004, the Company repaid this demand note. As at June 30, 2005, there is no indebtedness under the note.

7. Share Capital

Stock options and restricted stock units
During the three month and six month periods ended June 30, 2005, 14,000 and 257,567 stock options were exercised for proceeds of $39,719 and $639,665, respectively. During the three and six month periods ended June 30, 2005, 404,500 and 579,375 stock options were granted by the Company. As at June 30, 2005, the Company has a total of 4,541,917 outstanding options, respectively, which expire over a period of one to five years. During the three month and six month periods ended June 30, 2004, nil and 121,000 stock options were exercised for proceeds of nil and $202,047, respectively. During the three and six month periods ended June 30, 2004, 104,500 and 1,186,000 stock options were granted by the Company, respectively. As at June 30, 2004, the Company had a total of 6,329,570 outstanding options which expire over a period of one to five years.

The Company entered into a Financial Advisory Services Agreement effective January 9, 2004 with an unrelated third party. The agreement stipulates that the third party shall provide to the Company management and consulting services for a period of one year from the date of the agreement. As consideration for these services, the Company has granted 400,000 stock options with each option exercisable through the purchase of one common share at a price of CDN$3.25. The options vest immediately and expire, if unexercised five years from the date of grant. The Company has accounted for these options in accordance with SFAS No. 123 and has recognized for the three and six month periods ended June 30, 2004, as part of selling, general and administrative expense, $12,715 and $447,872, respectively, calculated by using the Black-Scholes option pricing model. As at June 30, 2005, 400,000 of these stock options are outstanding.

During the three and six month periods ended June 30, 2005, nil RSU's were granted. RSU's in the amount of 378,571 are outstanding at June 30, 2005. During the three and six month periods ended June 30, 2004, nil and 250,000 RSU's, respectively, were granted. RSU's in the amount of 378,571 were outstanding at June 30, 2004. The restricted stock units vested upon granting and expire in five years from the date of grant. The Company has recorded in the three and six month periods ended June 30, 2004, as part of selling, general and administration expense, $50,593 and $1,017,451, respectively, of compensation expense related to these outstanding RSU's calculated by using the intrinsic value model.

Stock purchase warrants
On July 16, 2004, the Company completed a private placement of 3,636,364 units priced at CDN$2.75 per unit for net proceeds of $6,926,836. Each unit consisted of one share of the Company's stock and one-half of a stock purchase warrant. Each whole stock purchase warrant is exercisable into one share of the Company's stock on or before July 16, 2006 at an exercise price of CDN$3.25 per share. At June 30, 2005, 290,200 of these stock purchase warrants are outstanding. As part of the consideration for services rendered by an agent related to this private placement, the Company issued 218,182 stock purchase warrants with each warrant exercisable through the purchase of one common share at a price of CDN$3.25. The warrants are exercisable at any time and expire, if unexercised two years from the date of issue. At June 30, 2005, 68,182 of these stock purchase warrants are outstanding. The Company accounted for the 218,182 stock purchase warrants in accordance with SFAS No. 123 and recognized $141,048 as part of common share issue costs, calculated by using the Black-Scholes option pricing model to determine net proceeds. Under the terms of the private placement, the units sold in the private placement are subject to statutory restrictions on resale, including hold periods.

On June 19, 2003, the Company completed a private placement of 1.0 million units priced at $2 per unit for net proceeds of $1,968,610. Each unit consists of one share of the Company's stock and one-half of a stock purchase warrant. Each whole stock purchase warrant is exercisable into one share of the Company's stock on or before May 31, 2006 at an exercise price of $2.25 per share. Under the terms of the private placement, the units sold in the private placement are subject to statutory restrictions on resale, including hold periods. At June 30, 2005 and 2004, 495,000 and 500,000, respectively, of these share purchase warrants are outstanding.

18 SECOND QUARTER REPORT

Notes to the Consolidated Financial Statements
For the three and six months ended June 30, 2005 (All amounts expressed in United States of America dollars except share amounts) (unaudited)

8. Equity Interest in Significantly Influenced Company

The Company holds a 40.8 percent (as calculated from MLG's Form 10-K dated April 26, 2005) interest in MLG, a related party, received upon the disposition of the Magic Lantern Communications Ltd. on November 7, 2002. The Company's proportionate share of the loss from MLG operations for the period ended June 30, 2005 has not been recognized as the carrying value of the investment in MLG is nil and the Company has no commitment to fund this loss.

In April 2005, the Company advanced $250,000 under a secured loan agreement to MLG. The terms of the agreement require repayment on demand and provide the Company with a security interest in the assets of MLG. At June 30, 2005, the Company evaluated the note receivable for impairment and determined that subject to SFAS no. 114 "Accounting by Creditors for Impairment of Loan" using a projected discounted cash flow model at the loan's effective interest rate, the full amount of the note receivable including accrued interest was impaired and was provided for. Even though the Company believes in MLG's continued viability, MLG is currently under a going concern qualification and subject to ongoing operating cash requirements, continued operating losses and other debt, to which the Company is subordinate. Due to these factors and the directive by Zi's Board of Directors to not provide further funding to MLG, it is probable that MLG will not have the necessary funds available to meet the requirements under the note, including accrued interest. Interest due on the note will not be accrued but will be recognized only upon payment by MLG of such interest.

9. Income Taxes

Substantially all of the Company's activities are carried out through operating subsidiaries in several countries. The income tax effect of operations depends on the tax legislation in each country and operating results of each subsidiary and the parent company.

According to PRC tax law, those Foreign Investment Entities ("FIE") established in China that are involved in "productive" activities are entitled to tax holidays and tax reductions. These FIE tax benefits include a two-year tax holiday followed by a 50 percent reduction of the otherwise applicable tax rate for the following 3 years. Our Zi Technology subsidiary Huayu Zi Software Technology (Beijing) Co. Ltd ("Huayu Zi") has been categorized as a productive-type FIE in all its PRC statutory filings, including in its routine filing to tax authorities and as such has been entitled to the tax holiday and tax reductions. As a result the Company has not accrued income tax related to 2004, when tax losses generated from previous tax years were exhausted, and the first quarter of 2005.

Recently, PRC Tax authorities tightened the scope of FIE tax incentives and narrowed the tax-free/reduction entitlement to only those who are engaged in productive activities or are engaged in "encouraged" industries. Recent changes to the operations of Huayu Zi have resulted in decreases in its current research and development spending and revenues generated from productive activities (as defined under the FIE guidelines) are well below the stipulated levels now required to qualify as a FIE eligible for the tax holidays and reductions. As a result Huayu Zi may no longer qualify as a productive type FIE and not be eligible for the tax holidays and tax reductions. The Company has included in the current periods income tax expense $131,113 related to the 2004 tax year and $199,696 related to the six month period ended June 30, 2005.

10. Contingent Liabilities and Guarantees

On December 4, 2003, the Company commenced a legal action against counsel in respect of, among other things, their representation of the Company in a lawsuit, the outcome of which was unfavourable to the Company. As part of its defence, prior counsel filed a cross complaint against the Company for $1.1 million in unpaid legal fees and costs, which has been accrued by the Company in its financial statements. On April 6, 2005, the Company settled this litigation. The Company has recorded a gain of $1,415,616 in the three month period ended June 30, 2005.

From time to time the Company enters into certain types of contracts that require it to indemnify parties against possible third party claims particularly when these contracts relate to licensing agreements. On occasion the Company may provide indemnities. The terms of such obligations vary and generally, a maximum is not explicitly stated. Because the financial obligations in these agreements are often not explicitly stated, the overall maximum amount of the obligations cannot be reasonably estimated. Historically, the Company has not been obligated to make significant payments for these indemnification obligations. The Company's management actively monitors the Company's exposure to the above risks and obtains insurance coverage to satisfy potential or future claims as necessary.

Zi Corporation 2005 19

Notes to the Consolidated Financial Statements
For the three and six months ended June 30, 2005 (All amounts expressed in United States of America dollars except share amounts) (unaudited)

11. Segmented Information

Zi Corporation develops software designed to enhance the usability of mobile and consumer electronic devices through its Zi Technology business segment. Zi Technology's core technology product, eZiText, is a predictive text input solution that predicts words and/or phrases for use in messaging and other text applications in over 48 languages and dialects. By offering word candidates as text is being entered, eZiText increases the ease, speed and accuracy of text input on any electronic device for applications such as short messaging, email, ecommerce and Web browsing.

Revenues are reported under the contracting Zi subsidiary's country of residence. The operating results of Decuma, which specializes in developing and marketing handwriting recognition software, are included in the Zi Technology business segment and included as part of the other geographic reportable segment. Through its e-Learning business segment which includes Oztime, English Practice and an equity interest in Magic Lantern Group, Inc., the Company is also involved in e-Learning technology, content and customer service as well as educational content and distribution channels to offer learning management systems, interactive online courses and network education solutions to meet diverse client requirements.

Other includes unallocated segment expenses such as legal fees, public company costs, interest and other income and head office costs. The accounting policies of each of the business segments are the same as those described in note 2.

The Company's primary operations are located in North America. The Company operates three reportable geographic segments through three reportable business segments:

Revenue						Operating profit
						(loss), before
License and		Software			Other operating	interest and
implementation fees		and other	Total	Amortization	expenses	other income
Three Months Ended June 30, 2005
Zi Technology	$2,937341	$-	$2,937,341	$239,859	$2,879,396	$(181,914)
e-learning	-	206,922	206,922	894	404,140	(198,112)
Other	-	-	-	44,543	(502,321)	457,778
Total	$2,937,341	$206,922	$3,144,263	$285,296	$2,781,215	$77,752
Interest expense and interest and other income						72,213
Income before income taxes						$149,965
Three Months Ended June 30, 2004
Zi Technology	$3,311,669	$-	$3,311,669	$193,129	$1,812,514	$1,306,026
e-Learning	-	102,228	102,228	14,625	342,940	(255,337)
Other	-	-	-	34,207	758,156	(792,363)
Total	$3,311,669	$102,228	$3,413,897	$241,961	$2,913,610	$258,326
Interest expense and interest and other income						(4,218)
Income before income taxes						$254,108
Six Months Ended June 30, 2005
Zi Technology	$5,629,728	$-	$5,629,728	$472,809	$5,913,442	$(756,523)
e-Learning	-	384,596	384,596	1,059	854,307	(470,770)
Other	-	-	-	88,708	224,963	(313,671)
Total	$5,629,728	$384,596	$6,014,324	$562,576	$6,992,712	$(1,540,964)
Interest expense and interest and other income						176,821
Loss before income taxes						$(1,364,143)
Six Months Ended June 30, 2004
Zi Technology	$6,282,280	$-	$6,282,280	$358,669	$3,912,016	$2,011,595
e-Learning	-	160,914	160,914	33,283	657,995	(530,364)
Other	-	-	-	69,054	2,601,353	(2,670,407)
Total	$6,282,280	$160,914	$6,443,194	$461,006	$7,171,364	$(1,189,176)
Interest expense and interest and other income						(13,770)
Loss before income taxes						$(1,202,946)

20 SECOND QUARTER REPORT

Notes to the Consolidated Financial Statements
For the three and six months ended June 30, 2005 (All amounts expressed in United States of America dollars except share amounts) (unaudited)

		June 30, 2005		December 31, 2004
Capital and			Identifiable	Capital and		Identifiable
intangible assets		Other assets	assets	intangible assets	Other assets	assets

Zi Technology	$3,571,637	$5,898,853	$9,470,490	$2,092,519	$6,375,647	$8,468,166
e-Learning	36,189	314,326	350,515	30,879	1,016,799	1,047,678
Other	556,249	11,148,796	11,705,045	656,646	11,526,381	12,183,027
Total	$4,164,075	$17,361,975	$21,526,050	$2,780,044	$18,918,827	$21,698,871

			Revenue
						Operating profit
						(loss), before
	License and	Software			Other operating	interest and
implementation fees		and other	Total	Amortization	expenses	other income
Three Months Ended June 30, 2005
Canada	$1,096,835	$211	$1,097,046	$218,220	$699,696	$179,130
China	1,484,343	206,711	1,691,054	16,107	1,206,246	468,701
USA	281,714	-	281,714	3,747	563,681	(285,714)
Other	74,449	-	74,449	47,222	311,592	(284,365)
Total	$2,937,341	$206,922	$3,144,263	$285,296	$2,781,215	$77,752
Interest expense and interest and other income						72,213
Income before income taxes						$149,965
Three Months Ended June 30, 2004
Canada	$1,551,848	$2,001	$1,553,849	$196,241	$1,501,925	$(144,317)
China	1,391,450	100,227	1,491,677	38,207	955,984	497,486
USA	368,371	-	368,371	3,914	434,632	(70,175)
Other	-	-	-	3,599	21,069	(24,668)
Total	$3,311,669	$102,228	$3,413,897	$241,961	$2,913,610	$258,326
Interest expense and interest and other income						(4,218)
Income before income taxes						$254,108
Six Months Ended June 30, 2005
Canada	$2,226,104	$1,935	$2,228,039	$434,639	$2,547,651	$(754,251)
China	2,676,388	382,661	3,059,049	28,721	2,526,489	503,839
USA	598,611	-	598,611	7,553	1,227,194	(636,136)
Other	128,625	-	128,625	91,663	691,378	(654,416)
Total	$5,629,728	$384,596	$6,014,324	$562,576	$6,992,712	$(1,540,964)
Interest expense and interest and other income						176,821
Loss before income taxes						$(1,364,143)
Six Months Ended June 30, 2004
Canada	$3,140,561	$5,249	$3,145,810	$358,262	$4,470,275	$(1,682,727)
China	2,226,580	155,665	2,382,245	87,409	1,779,536	515,300
USA	915,139	-	915,139	8,137	852,263	54,739
Other	-	-	-	7,198	69,290	(76,488)
Total	$6,282,280	$160,914	$6,443,194	$461,006	$7,171,364	$(1,189,176)
Interest expense and interest and other income						(13,770)
Loss before income taxes						$(1,202,946)

Zi Corporation 2005 21

Notes to the Consolidated Financial Statements
For the three and six months ended June 30, 2005 (All amounts expressed in United States of America dollars except share amounts) (unaudited)

		June 30, 2005		December 31, 2004
	Capital and		Identifiable	Capital and		Identifiable
	intangible assets	Other assets	assets	intangible assets	Other assets	assets
Canada	$2,533,482	$11,897,807	$14,431,289	$2,408,257	$15,920,950	$18,329,207
China	204,882	4,424,261	4,629,143	213,375	2,215,414	2,428,789
USA	47,489	521,335	568,824	50,441	750,474	800,915
Other	1,378,222	518,572	1,896,794	107,971	31,989	139,960
Total	$4,164,075	$17,361,975	$21,526,050	$2,780,044	$18,918,827	$21,698,871

12. Canadian Generally Accepted Accounting Principles

The consolidated financial statements, prepared in accordance with US GAAP, conform to Canadian GAAP, in all material respects, except:

Foreign currency translation
Under Canadian GAAP, the Company, on a consolidated basis, is required to translate the accounts of its subsidiaries to US dollars using the temporal method. The accounts of the Company's integrated operations in foreign subsidiaries are translated into US dollars using the temporal method whereby monetary items are translated at the rate of exchange in effect at the balance sheet date and non-monetary items are translated at applicable historical rates. The resulting foreign exchange gain or loss on translation is included as part of the calculation of the net loss as compared to inclusion as part of other comprehensive income disclosed in note 2 under US GAAP.

Stock-based compensation
Effective January 1, 2002, under Canadian GAAP, the Company was required to adopted Section 3870, "Stock-based Compensation and Other Stock-based Payments", which recommends that awards to employees be valued using the fair value method of accounting. These rules also require that companies account for stock appreciation rights ("SARs") and similar awards to be settled in cash or other assets, by measuring compensation expense on an ongoing basis, as the amount by which the quoted market price exceeds the exercise price at each measurement date.

In September 2003, the Canadian Institute of Chartered Accountants ("CICA") issued an amendment to CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments". The amendment provides two alternative methods of transition to the fair-value method of accounting for stock-based employee compensation - prospective and retroactive methods. The Canadian amendment only applies to voluntary transitions before January 1, 2004. The Company adopted the fair-value method of accounting for stock options in the fourth quarter of 2003. The Company has adopted the fair-value based method prospectively, whereby compensation cost is recognized for all options granted on or after January 1, 2003.

Consolidated statement of loss
The application of Canadian GAAP would have the following effects on net loss as reported:

	Three Months Ended June 30,		Six Months Ended June 30,
	2005	2004	2005	2004
Net income (loss) as reported in accordance with US GAAP	$(180,844)	$254,108	$(1,694,952)	$(1,202,946)
Adjustments:
Fair value of stock options issued	(1,089,563)	(404,042)	(1,847,028)	(1,157,131)
Foreign exchange loss	(107,562)	(2,943)	(351,510)	(4,506)
Total adjustments	(1,197,125)	(406,985)	(2,198,538)	(1,161,637)
Net loss under Canadian GAAP	$(1,377,969)	$(152,877)	$(3,893,490)	$(2,364,583)
Loss per share under Canadian GAAP, basic and diluted	$(0.03)	$(0.04)	$(0.08)	$(0.06)

22 SECOND QUARTER REPORT

Notes to the Consolidated Financial Statements
For the three and six months ended June 30, 2005 (All amounts expressed in United States of America dollars except share amounts) (unaudited)

Consolidated balance sheets
The application of Canadian GAAP would have the following effects on balance sheet items as reported:

Shareholders' equity	June 30, 2005	December 31, 2004
Shareholders' equity under Canadian GAAP, beginning of year	$12,445,779	$2,601,869
Share capital issued and contributed surplus	3,242,988	13,580,428
Net loss from continuing operations under US GAAP	(1,694,952)	(2,388,199)
Adjustments to net loss for the year under Canadian GAAP	(2,198,538)	(1,348,319)
Shareholders' equity under Canadian GAAP, end of period	$11,795,277	$12,445,779

Recent accounting pronouncements
In January 2005, the CICA issued Section 1530. "Comprehensive Income", Section 3251. "Equity", Section 3855,"Financial Instruments - Recognition and Measurement" and section 3865,"Hedges". The new standards increase harmonization with US GAAP and will not impact the Company.

In June 2005, the CICA issued Section 3831, "Non-Monetary Transactions". The new standard increases harmonization with US GAAP and will not impact the Company.

13. Supplemental Financial Information

Accrued liabilities
The following items are included in the accounts payable and accrued liabilities balance:

Accounts payable and accrued liabilities		June 30, 2005		December 31, 2004
Trade accounts payable		791,039		545,228
Litigation and legal		113,040		1,120,130
Compensation		1,223,894		1,011,397
Witholding tax		550,011		372,685
Other accrued liabilities		234,032		31,840
Total		2,912,016		3,081,280

Non-cash working capital
The following balances are included as part of non-cash working capital:
	Three Months Ended June 30,		Six Months Ended June 30,
	2005	2004	2005	2004
Accounts receivable	$(633,739)	$(99,478)	$2,088,815	$383,596
Prepayments and deposits	(234,535)	64,657	(71,228)	(208,386)
Accounts payable and accrued liabilities	(1,316,327)	(305,205)	(326,142)	(725,241)
Deferred revenue	(397,627)	(138,459)	(1,160,143)	(505,657)
(Decrease) increase in non-cash working capital	$(2,582,228)	$(478,485)	$531,302	$(1,055,688)

Earnings (loss) per share

Numerator:			Three Months Ended June 30, 2004
Net income applicable to common shareholders for basic and diluted earnings per share				$254,108
Denominator:
Weighted average shares outstanding for basic earnings per share				39,492,560
Effect of dilutive securities
Stock options and RSU's				713,759
Share purchase warrants				79,832
Adjusted weighted average shares outstanding and assumed conversions for dilutive earnings per share				40,286,151

For the three and six month periods ended June 30, 2005, anti-dilutive stock options, RSU's and warrants of 5,773,870, respectively, have been excluded in the calculation of diluted loss per share (three and six month periods ended June 30, 2004 - 4,732,699 and 6,829,570, respectively).

Zi Corporation 2005 23